SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)

                             Openwave Systems, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    683718308
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                              Birmingham, AL 35244
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 2007
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent. ----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

HMC - New York, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 683718308
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No.   683718308
            ---------------------

                                  SCHEDULE 13D

-----------------------------------------------------------------------------
Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 12, FILED ON JULY 6, 2007.

-----------------------------------------------------------------------------
Item 2.  Identity and Background

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 12, FILED ON JULY 6, 2007.

-----------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 0
Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 0 Shares.

As of the date hereof HMC Investors may be deemed to beneficially own 0 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 0
Shares.

As of the date hereof HCPSS may be deemed to beneficially own 0 Shares.

As of the date hereof HMCNY may be deemed to beneficially own 0 Shares.

As of the date hereof HMC may be deemed to beneficially own 0 Shares.

As of the date hereof Mr. Falcone may be deemed to beneficially own 0 Shares.

As of the date hereof Mr. Harbert may be deemed to beneficially own 0 Shares.

As of the date hereof Mr. Luce may be deemed to beneficially own 0 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

-----------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     ITEM 4 FROM THE SCHEDULE 13D, AMENDMENT NO. 12, FILED ON JUNE 16, 2007 IS HEREBY AMENDED AS FOLLOWS:

The Delaware Court of Chancery issued an opinion on May 18, 2007, ruling against the Master Fund, Special Fund, James L. Zucco and Andrew Breen in Openwave Systems Inc. and Bernard Puckett v. Harbinger Capital Partners Master Fund I, Ltd., et alia, C.A. No. 2690-VCL. On June 5, 2007, the Master Fund, Special Fund, James L. Zucco and Andrew Breen filed an appeal of the decision in Delaware Supreme Court. After filing an opening brief with the Delaware Supreme Court, the Master Fund, Special Fund, James L. Zucco and Andrew Breen filed a Notice of Dismissal on July 26, 2007, voluntarily dismissing the appeal.

---------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 82,748,679 Shares outstanding as of the date of this filing.

     The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

     (a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 82,748,679 Shares outstanding as of the date of this filing.

     Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares. Harbinger Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMC Investors may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 82,748,679 Shares outstanding as of the date of this filing.

     HMC Investors has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares. HMC Investors specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 82,748,679 Shares outstanding as of the date of this filing.

     The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares. The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 82,748,679 Shares outstanding as of the date of this filing.

     HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares. HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMCNY may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 82,748,679 Shares outstanding as of the date of this filing.

     HMCNY has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares. HMCNY specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, HMC may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 82,748,679 Shares outstanding as of the date of this filing.

     HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares. HMC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 82,748,679 Shares outstanding as of the date of this filing.

     Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares. Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     (a, b) As of the date hereof, Raymond J. Harbert may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 82,748,679 Shares outstanding as of the date of this filing.

     Mr. Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares. Mr. Harbert specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     (a, b) As of the date hereof, Michael D. Luce may be deemed to be the beneficial owner of 0 Shares, constituting 0.0% of the Shares of the Issuer, based upon 82,748,679 Shares outstanding as of the date of this filing.

     Mr. Luce has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 0 Shares. Mr. Luce specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     (c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons are set forth in Exhibit B.

     (e) The Reporting Persons have ceased to be beneficial owners of more than 5% of the Shares of the Issuer.

-----------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Shares beneficially held by the Reporting Persons, on March 5, 2007, the Special Fund entered into an equity swap agreement with a securities broker under which (i) the Special Fund will be obligated to pay to the broker the equity notional amount of the 420,000 shares subject to this agreement (the "Reference Shares") as of the beginning of each calculation period (which resets monthly), plus interest at a rate equal to LIBOR plus 90 basis points, and (ii) the broker will be obligated to pay to the Special Fund the market value of the Reference Shares as of the end of each calculation period. Any dividends received by the broker on the Reference Shares during the term of the agreement will be paid to the Special Fund. All balances will be cash settled and there will be no transfer of voting or dispositive power over the Reference Shares.

On March 6, March 7, March 8, March 12, March 15, 2007 and March 16, 2007, the Master Fund entered into equity swap agreements with a securities broker under which (i) the Master Fund will be obligated to pay to the broker the equity notional amount of the 580,000 shares, the 500,000 shares, the 500,000 shares, the 250,000 shares, the 500,000 shares and the 250,000 shares subject to these agreements, respectively, (the "Reference Shares") as of the beginning of each calculation period (which resets monthly), plus interest at a rate equal to LIBOR plus 90 basis points, and (ii) the broker will be obligated to pay to the Master Fund the market value of the Reference Shares as of the end of each calculation period. Any dividends received by the broker on the Reference Shares during the term of the agreements will be paid to the Master Fund. All balances will be cash settled and there will be no transfer of voting or dispositive power over the Reference Shares.

On June 26, 2007, July 3, 2007 and July 5, 2007, the Special Fund partially terminated (with respect to 45,000, 84,000 and 31,825 shares, respectively) a total return swap agreement originally entered into on March 5, 2007 with respect to 420,000 reference shares of the Issuer. The swap remained in effect with respect to the remaining 259,175 Reference Shares. On July 23, 2007 and July 24, 2007, the Special Fund partially terminated (with respect to 120,000 and 139,175 shares, respectively) a total return swap agreement originally entered into on March 5, 2007 with respect to 420,000 reference shares of the Issuer. As of the July 24, 2007, the swap has been fully terminated.

Additionally, on June 26, 2007, July 3, 2007 and July 5, 2007, the Master Fund partially terminated (with respect to 135,000, 251,000 and 95,475 shares, respectively) a total return swap agreement originally entered into on March 6, 2007 with respect to 580,000 reference shares of the Issuer. The swap remained in effect with respect to the remaining 98,525 Reference Shares. On July 23, 2007 and July 24, 2007, the Master Fund partially terminated (with respect to 360,000 and 1,738,525 shares, respectively) total return swap agreements originally entered into on March 6, 2007, March 7, March 8, March 12, March 15 and March 16, 2007 with respect to 580,000, 500,000, 500,000, 250,000, 500,000, and 250,000 reference shares of the Issuer, respectively. As of the July 24, 2007, all swaps have been fully terminated.


-----------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     ITEM 7 FROM THE SCHEDULE 13D, AMENDMENT NO. 12, FILED ON JULY 6, 2007 IS HEREBY AMENDED TO INCLUDE THE FOLLOWING EXHIBIT:

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

HMC Investors, L.L.C.*

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

HMC - New York, Inc.*

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
-----------------------------

/s/ Philip Falcone*
-----------------------------
Philip Falcone*

/s/ Raymond J. Harbert*
-----------------------------
Raymond J. Harbert*

/s/ Michael D. Luce*
-----------------------------
Michael D. Luce*


July 26, 2007

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                 Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 13 dated July 26, 2007 relating to the Common Stock of Openwave Systems, Inc. shall be filed on behalf of the undersigned.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.*
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

HMC Investors, L.L.C.*

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbinger Capital Partners Special Situations GP, LLC*
By: HMC - New York, Inc., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------

HMC  New York, Inc.*

By: /s/ William R. Lucas, Jr.
-----------------------------

Harbert Management Corporation*

By: /s/ William R. Lucas, Jr.
-----------------------------

/s/ Philip Falcone*
-----------------------------
Philip Falcone

/s/ Raymond J. Harbert*
-----------------------------
Raymond J. Harbert

/s/ Michael D. Luce*
-----------------------------
Michael D. Luce

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

July 26, 2007

                                                                 Exhibit B

         TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

                          Transactions in Common Stock

      Date of                       Number of Shares             Price of Shares
    Transaction                      Purchase/(Sold)

       7/6/07                           (94,328)                      6.10
       7/9/07                           (218,312)                     6.15
       7/9/07                           (150,000)                     6.15
       7/9/07                           (12,375)                      6.16
      7/23/07                           (22,350)                      6.25
      7/23/07                           (30,763)                      6.22
      7/23/07                           (100,000)                     6.05
      7/24/07                            (7,000)                      5.84
      7/24/07                           (283,783)                     5.88
      7/24/07                           (265,000)                     5.81
      7/24/07                          (4,341,883)                    5.63

    TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

                          Transactions in Common Stock

      Date of                       Number of Shares             Price of Shares
    Transaction                      Purchase/(Sold)

       7/6/07                           (31,442)                      6.10
       7/9/07                           (72,771)                      6.15
       7/9/07                           (50,000)                      6.15
       7/9/07                            (4,125)                      6.16
      7/23/07                            (7,450)                      6.25
      7/23/07                           (10,255)                      6.22
      7/24/07                            (2,400)                      5.84
      7/24/07                           (94,000)                      5.88
      7/24/07                           (85,000)                      5.81
      7/24/07                          (2,158,998)                    5.63



SK 03773 0003 796324